Nyoobe

Software Technology Mobile App B2C

With Nyoobe, any person can refer any product or service, anywhere in the world

NYOOBE.COM JACKSONVILLE FLORIDA


EXPRESSION



Referral marketing is nearly twice as effective as the next best marketing option but is the most poorly executed and fragmented method. Nyoobe built a centralized easy to use platform that compensates people to share and consume business's products and services. We effectively flipped traditional advertising to a pay for performance model.

Derek Tippins Founder/CEO @ Nyoobe

Why you may want to support us...

1. $500k+ Raised ! You can still invest!
2. Will be in 9 Countries in 2021!
3. Nyoobe supports businesses with pay for performance advertising and pays cash to people for promoting businesses.
4. People make referrals every day! Now you can make money when they do.!
5. Available in Google Play and the App Store

Why investors ❤ us

WE'VE RAISED $510,100 SINCE OUR FOUNDING



Derek has been such a driven visionary in regard to this app. I believe in him / the app and the team around him so much so that I am promoting it to everyone that I know and posting it on my social media stories

Derek Hogarty
Investor



Derek is an innovative and driven individual who always thinks outside the box. He is not afraid to go after something he believes in. He sets his goals high and works hard to achieve them. He surrounds himself with like minded people who will help him succeed!

Kevin Doyle



Michael and I went through the CFA (Chartered Financial Analyst) program together. He is a determined and focused individual. I've always been impressed with his character as a person. He's a great father and reputable guy. I'd have him on my team anytime.

James Daniel

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Derek Tippins
Founder/CEO
Being part of a amazing app called Nyoobe



Michael Lee
Co-Founder/CFO
Co-founding, creating the strategic development schedule and global strategy.



Kevin Thigpen
Co-founder/Director of Business Acquisitions



Tim Clark
CTO/Lead Developer



Jeannie Amerson
Strategic Marketing Director



James Hart
Marketing/Advertising



Cecile Charlotin
Creative Director/Marketing

Downloads

NYOOBE PITCH 2.25.20 picsNC.pdf

Nyoobe: The Marketing Revolution


What is Nyoobe all about.
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Here Jena is telling her social media
network how great her physical therapist

Download Nyoobe to make a little money while seeing it in action!

In 2017 Derek Tippins answered a question he'd asked himself time and time again, "Why do I pay for advertising when I'm not sure if I'll get any sales from it?" The answer was Nyoobe.

He decided to make a call

Derek bounced an idea off two of his best friends about creating a mobile application to facilitate referrals for new customers. One was an entrepreneur that thought the idea was great but didn't know how to get an app built. The other was a private equity investor with a large fund that thought it was a great idea but the fund's mandate prevented it from funding "ideas". Mike, the investment guy, said let's keep talking.

Derek got to work


THE TEAM
Tim Clark
WEB DEVELOPMENT LEAD
Derek Tippins
FOUNDER/ CEO
Mike Lee
FOUNDER/ CFO
Ben Hart
MARKETING
Jeannie Amerson
STRATEGIC MARKETING ADVISORY BOARD
Kevin Thigpen
FOUNDER/ BUSINESS ACQUISITIONS
Cécile Charlotin Erbe
CREATIVE DIRECTOR/ MARKETING

Derek set up meetings with developers to build his idea. He contracted with a group, raised $150k and built a proof of concept. He again called Mike (the investment guy) to talk about his progress. Astonished at Derek's tenaciousness, Mike began a series of conversations with Derek to flesh out the direction of the app development and possible marketing routes and determined Nyoobe meets Mike's investment parameters:

- It solves a shared problem for billions of people

- It has multiple avenues of growth

- It has a strong management team with individual decades of relevant experience

- Nyoobe participates in a $30 Trillion market.

Excitement was building along with the app! Mike joined the team full-time shortly after.

Murphy's Law

Just as things were going well and Derek was building the team, the developer Derek hired became in over his head with the Nyoobe project. The data intensive application put his team behind on several milestones forcing a change and significant loss of time. Derek contracted with Nikos Computer Engineering and brought Tim Clark on board. Tim's experienced team knocked out the initial version of the project in several months.

Now Nyoobe is in the U.S. app stores and ready for business

The Nyoobe app was accepted into the Apple store after a significant series of reviews and an even longer review was conducted by ProPay, Nyoobe's merchant services provider. Google Play followed. After a series of testing, Nyoobe is ready for the global market.

Download Nyoobe Today!

> *"The modern day Groupon without the baggage."* **~ Kevin Harrington**

> *"Word of mouth is still a very popular way of spreading the word about a product or service. The Nyoobe app takes referral marketing to a new level because all you need to do is make a referral on social media, which is where more people go anyway. The best part? You get paid whenever you make a referral. Game changer, for sure!"* **~ Jeffrey Hayzlett**

> *"This is a phenomenal idea!"* **~ Jonathan Foltz**

Members are joining every day along with increasing numbers of transactions. But what has happened ahead of our timeline is that businesses are signing up on their own with out a referral coming from a Nyoobe member or other form of advertisement.

Our team is growth oriented. Every member has an equity stake and committed to the endeavor.

Download Nyoobe

Investor Q&A

− COLLAPSE ALL

What does your company do?

Nyoobe's innovative structure is the best financial solution to support businesses and individuals. Businesses use Nyoobe to advertise without up front fees. Members use Nyoobe to earn cash for referring any product or service, anywhere in the world. Businesses such as Firehouse Subs, Circle K, and local coffee shops along with Ford, Chevrolet, Buick and GMC car dealerships are using Nyoobe to generate word of mouth sales.

Where will your company be in 5 years?

Nyoobe is building the first Social Consumer Ecosystem (SCE) where users will search, buy and share their favorite products and services. Businesses will use the SCE to sell, market and distribute their products and services. We seek to link customers to businesses through major global retail channels such as Amazon, Walmart and Alibaba in our quest to participate in 20% of global sales transactions by 2025. We do not intend to compete with these companies.

Why did you choose this idea?

Referral marketing is nearly twice as effective as the next best marketing option but is the most poorly executed and fragmented method. Nyoobe built a centralized easy to use platform that compensates people to share and consume business's products and services. We effectively flipped traditional advertising to a pay for performance model.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

People need money and businesses need customers more than ever. Never before have we used referrals, reviews and friend recommendations at this level, especially during this crisis. We are on the forefront of the Social Consumer Movement. Nyoobe easily facilitates this movement and will continue to develop the Social Consumer Ecosystem to support the growing population seeking our solution.

How far along are you? What's your biggest obstacle?

The Nyoobe referral application is currently available in the Google Play and Apple app stores. Our biggest obstacle is effectively conveying our distribution message. 90% of every dollar raised will go toward marketing until we reach a mass user base in North America, Europe and Asia.

Who competes with you? What do you understand that they don't?

Several companies fall in the category of loyalty. Several others offer rebates. Others distribute reviews, referrals and discounts. Nyoobe does all of these significantly better then any of these. Additionally, we have a patent pending on the Nyoobe Payout model. Groupon, Yelp, Ebates, GetUpside, ibotta, Drum

How will you make money?

Nyoobe retains a percentage of every paid referral fee.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is lack of funding which will only delay the distribution. This delay may limit our market share due to new entrants into the space. Rapid distribution of the application to users and rapid adoption by businesses is what Nyoobe needs to be optimally successful. Nothing, at this time, will cause the company to fail. We currently don't have any debt and can continue as is for some time to come.